

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Mr. Allen D. Allen
President and Chief Executive Officer
CytoDyn, Inc.
1511 Third Street
Sante Fe, New Mexico 87505

     Re: CytoDyn, Inc.
           Form 10-K for the year ended May 31, 2010
           Filed December 3, 2010
           File No. 000-49908

Dear Mr. Allen:

     We have completed our review of your form 10-K and related filings and have no further comments at this time.

                 Sincerely,

                 Jeffrey Riedler
                 Assistant Director